UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

VERTEX ENERGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

92534K107
(CUSIP Number)

Benjamin P. Cowart
1331 Gemini, Suite 250
Houston, Texas 77058
Telephone: 866-660-8156
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Benjamin P. Cowart

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
USA

| 7 | Sole Voting Power (see Item 3 and Item 5 below)
7,783,890 shares of common stock
Number of
Shares Bene-
ficially	| 8 | Shares Voting Power
Owned by Each	7,500 shares of common stock
Reporting
Person With	| 9 | Sole Dispositive Power
(a) Shares of common stock: 7,783,890

(b) Shares of common stock issuable in connection with the exercise of warrants (described below): 345,251
(c) Shares of common stock issuable in connection with the exercise of options (some of which have not vested to date)(described in greater detail below): 105,000

| 10 | Shared Dispositive Power
7,500 shares of common stock

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)
(a) Total shares: 7,791,390
(b) Total shares of common stock issuable in connection with the exercise of warrants: 345,251
(c) Shares of common stock issuable in connection with the exercise of options: 105,000

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
Approximately 41% of the Company’s voting securities and 51% of the Company’s common stock

| 14 |	Type of Reporting Person
IN

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2009, by Benjamin P. Cowart (the “Reporting Person” and the “Schedule 13-D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13-D. Except as expressly amended and supplemented by this Amendment, the Schedule 13-D is not amended or supplemented in any respect.

Item 3. Source of Amount of Funds or Other Compensation

Effective July 8, 2009, Mr. Cowart gifted 480,000 shares of the Company’s common stock to various family members.

Effective July 15, 2009, Mr. Cowart was granted non-qualified stock options to purchase 80,000 shares in consideration for services rendered and to be rendered to the Company.  The options had an exercise price of $0.50 per share, a term of five (5) years (subject to early termination in the event of the termination of Mr. Cowart’s employment with the Company) and vest at the rate of ¼ of such options per year on the anniversary date of such grant.

In June 2011, Vertex Holdings, L.P., which Mr. Cowart is deemed to beneficially own, acquired an aggregate of 7,500 shares of the Company’s common stock through purchases of shares on the Over-The-Counter Bulletin Board.

Effective September 23, 2011, Mr. Cowart was granted non-qualified stock options to purchase 25,000 shares in consideration for services rendered and to be rendered to the Company.  The options had an exercise price of $3.03 per share, a term of five (5) years (subject to early termination in the event of the termination of Mr. Cowart’s employment with the Company) and vest at the rate of ¼ of such options per year on the anniversary date of such grant.

On August 14, 2012, the Company entered into a definitive unit purchase agreement (the “Purchase Agreement”) by and among the Company, Vertex Acquisition Sub, LLC, a Nevada limited liability company (“Target”), Vertex Holdings, L.P., a Texas limited partnership (“Holdings”), and B & S Cowart Family L.P., a Texas limited partnership (“B&S LP” and together with Holdings, the “Sellers”).

Holdings was in the business of transporting, storing, processing and re-refining petroleum products, crudes and used lubricants (the “Business”).  B&S LP owned certain real property that was used by Holdings and its subsidiaries in connection with the Business. Holdings and B&S LP are related parties controlled by Mr. Cowart.  Mr. Cowart directly or indirectly owns a 77% interest in Holdings and a 100% interest in B&S LP.  Additionally, Chris Carlson, the Company’s Chief Financial Officer, owns a 10% interest in Holdings.

In connection with the closing of the Purchase Agreement, which occurred on September 11, 2012, (i) Holdings contributed all of its assets used in connection with the Business, including all of the equity interests in Cedar Marine Terminals, L.P., a Texas limited partnership (“Cedar Marine”), Crossroad Carriers, L.P., a Texas limited partnership (“Crossroad”), Vertex Recovery L.P., a Texas limited partnership (“Recovery”), and H&H Oil, L.P., a Texas limited partnership (“H&H Oil” and together with Cedar Marine, Crossroad and Recovery, the “Transferred Partnerships”), to Target (a special purpose entity formed for purposes of the transactions contemplated in the Purchase Agreement), and (ii) B&S LP contributed certain real property located in Baytown, Texas and Pflugerville, Texas used in connection with the Business to Target, in each case in exchange for the Purchase Price (described in greater detail below).

Concurrent with the closing of the Purchase Agreement, the Company paid the following purchase price (the “Purchase Price”) for 100% of the equity interests in Target: (i) $14.8 million in cash and assumed debt; (ii) 4,545,455 restricted shares of the Company’s common stock (which included 3,483,637 shares issuable directly to Mr. Cowart and 45,454 shares issuable to VTX, Inc., an entity which Mr. Cowart beneficially owns)(“VTX”); and (iii) $1.7 million for certain owned real property contributed by B&S LP to Target.  Additionally, for each of the three one-year periods following the closing date, Holdings will be eligible to receive earn-out payments of $2.23 million, up to $6.7 million in the aggregate, contingent on the combined company achieving EBITDA targets of $10.75 million, $12.0 million and $13.5 million, respectively, in those periods.  The Purchase Price is also subject to a working capital adjustment.  A total of $1.0 million of the cash portion of the Purchase Price will be held in escrow for 18 months from closing date to secure the post-closing obligations of the Sellers under the Purchase Agreement.  The Purchase Agreement contains customary representations, warranties, covenants, and indemnity provisions for transactions of similar nature and size.

Item 5. Interest in Securities of the Issuer

(a)
Mr. Cowart beneficially owns 7,791,390 shares of common stock (approximately 41% of the Company’s voting securities and 51% of the Company’s common stock, which includes 100,765 shares held by VTX, 7,500 shares held by Holdings and 7,683,125 shares held individually by Mr. Cowart).  Mr. Cowart also owns options to purchase 105,000 shares of the Company’s common stock (certain of which have not vested to date) and warrants to purchase an aggregate of 4,036 shares of the Company's common stock held by VTX, at various exercise prices from $1.55 to $37.00 per share, and with various expiration dates from between January 1, 2014 and February 26, 2018 (the "Make-Whole Warrants") and Make-Whole Warrants to purchase an aggregate of 341,215 shares of our common stock held personally by Mr. Cowart.

(b)
Mr. Cowart holds the sole right to vote or to direct the vote and sole power to dispose or to direct the disposition of 7,783,890 shares of common stock, which includes 100,765 shares held by VTX and 7,683,125 shares held individually by Mr. Cowart.  Mr. Cowart has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the 7,500 shares of common stock held by Holdings.  Mr. Cowart also has the sole right to vote or to direct the vote and sole power to dispose or to direct the disposition of  345,251 Make-Whole Warrants and options to purchase 105,000 shares of the Company’s common stock.

(c)	See Item 3, above.

(d)
No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 7,783,890 shares of common stock beneficially owned by Mr. Cowart, which includes 100,765 shares held by VTX and 7,683,125 shares held individually by Mr. Cowart. The other members of Holdings, together with Mr. Cowart, have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 7,500 shares of common stock held by Holdings. Mr. Cowart also has the the sole right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 345,251 Make-Whole Warrants and options to purchase 105,000 shares of the Company’s common stock.

(e)	N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2012

By:	/s/ Benjamin P. Cowart
Benjamin P. Cowart